Exhibit 99.1

Mobilicom Announces Share Buyback

Shoham, Israel, March 01, 2023 (GLOBE NEWSWIRE) -- Mobilicom Limited (Mobilicom or the Company) (Nasdaq: MOB, MOBBW, ASX: MOB) a provider of cybersecurity and robust solutions for drones and robotics, today announced it intends to undertake a share buyback of small parcel holdings (holdings of Mobilicom shares listed on the Australian Securities Exchange (ASX).

Following Mobilicom’s listing on the Nasdaq stock exchange in the U.S. and with A$19 million cash on its balance sheet as of December 31, 2022, the Company undertook a strategic and operational review of its business operations and decided to further strengthen its efficient capital management and shareholder value through steps including this share buyback.

The Sale Facility will allow those shareholders who hold less than A$500 of shares to sell their shares cost effectively without incurring brokerage or other transaction costs, while also assisting the Company to reduce the costs associated with servicing smaller shareholdings.

A copy of Share buyback announcement and letter are as follows: https://cdn-api.markitdigital.com/apiman-gateway/ASX/asx-research/1.0/file/2924-02638883-3A614137?access_token=83ff96335c2d45a094df02a206a39ff4

About Mobilicom

Mobilicom is an end-to-end provider of cybersecurity and robust solutions for drones, robotics & autonomous platforms. As a high-tech company it designs, develops and delivers robust solutions focused primarily on targeting global drone, robotics and autonomous system manufacturers.

The company holds patented technology & unique know-how for Mobile Mesh networking. It has a large, field proven portfolio of commercialised products used in a variety of applications.

Mobilicom is growing a global customer base with sales to high profile customers including corporates, governments and military departments. Mobilicom’s competitive advantages includes outstanding security capabilities and performance in harsh environmental conditions.

Mobilicom’s large solution portfolio is being deployed worldwide, seeing the Company derive revenue from hardware, software sales & licensing fees and professional support services for its solutions.

For investors, please use https://ir.mobilicom.com/

For company, please use www.mobilicom.com

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

For more information on Mobilicom, please contact:

Liad Gelfer

Mobilicom Ltd

liad.gelfer@mobilicom.com